

August 11, 2014

Via E-mail
Kalia Weintraub
Chief Financial Officer
Ellomay Capital Ltd.
9 Rothschild Boulevard, 2nd floor
Tel Aviv 6688112, Israel

> **Re: Ellomay Capital Ltd.**
> **Form 20-F**
> **Filed March 31, 2014**
> **File No. 1-35284**

Dear Ms. Weintraub:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 6 – Investee Companies, page F-24

D. Changes in investments, page F-28

1. Please explain to us why your share of losses of investees accounted for at equity in the amount of $540,000 as disclosed on the statement of cash flows for 2013 is not $854,000 which is the amount determined based on your 40% ownership of Dori Energy and the loss for the year in the amount of $2,137,000.

F. Subsidiaries – Business combinations, page F-29

2. We note the Veneto PV Plants were purchased under insolvency proceedings and you recorded a gain on bargain purchase in the amount of $10.2 million. Please provide us

with a more specific and comprehensive discussion regarding the underlying reasons that led to the significant gain. Please ensure that you revise your disclosures in future filings to more fully discuss this matter. See paragraph B64(n)(ii) of IFRS 3. In addition, please tell us how you ensured that you correctly identified all assets acquired and liabilities assumed as set forth in paragraph 36 of IFRS 3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief